Annual Stockholder Meeting Results:

PCM held its annual meeting of stockholders on April 30, 2013.
Stockholders voted as indicated below:

						    Affirmative  	Withheld
								       Authority
Re-election of James A. Jacobson-Class I to
serve until the annual meeting for the 2016
fiscal year				             10,103,933          219,295

Re-election of William B. Ogden, IV-Class I
to serve until the annual meeting for the
2016 fiscal year                                     10,128,658          194,570


The other members of the Board of Directors at the time of the meeting, namely, Messrs. Hans W.Kertess, Deborah A. DeCotis, John C. Maney* and Alan Rappaport continued to serve as Directors of PCM.

* Interested Director